Exhibit 99.30

CONSENT OF N. LANDRY

The undersigned hereby consents to the use of their report entitled "Westwood Mine, NI 43-101 Technical Report with an effective date of April 30, 2020 and dated July 15, 2020", and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022 (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Nathalie Landry"

_________________________
By: Nathalie Landry, Geo.

Dated: March 27, 2023